July 22, 2025

Kam Pang Chim
Chief Financial Officer
Nature Wood Group Ltd
Avenida de Amizade no. 1287
Chong Fok Centro Comercial, 13E
Macau S.A.R.

        Re: Nature Wood Group Ltd
            Form 20-F for the fiscal year ended December 31, 2024
            Filed May 1, 2025
            File No. 001-41796
Dear Kam Pang Chim:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2024
Part I., page 1

1. Please revise future filings to provide specific and prominent disclosures in the forepart of your Form 20-F related to the legal and operational risks associated with
       China-based companies, similar to disclosures provided in the forepart of your Form
       F-1 and updated for relevant subsequent events, in an Overview under
Part I,
       that address the following:
           Disclose you are not a Chinese operating company but a British Virgin Islands holding company that does not conduct operations, that operations are conducted by your subsidiaries, and that this structure involves unique risks to investors.
           Provide a cross-reference to the more detailed discussion of risks facing the company as a result of this structure.
           Disclose the legal and operational risks associated with being based in or having the majority of operations in China. Your disclosure should make clear whether
 July 22, 2025
Page 2

           these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
           how recent statements and regulatory actions by China   s
government, such as
           those related to data security or anti-monopoly concerns, have or may impact the
           company   s ability to conduct its business, accept foreign
investments, or list on a
           U.S. or other foreign exchange.
             Disclose the risks that your corporate structure and being based in or having the majority of operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussions of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
           China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the
           Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
             Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
           (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Also, describe the consequences to you and your investors if you or your subsidiaries:
(i) do not
           receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
             Provide a clear description of how cash is transferred through your organization.
           Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
           investors, their source, and their tax consequences. Your disclosures should make
 July 22, 2025
Page 3

          it clear if no transfers, dividends, or distributions have been made to date by stating that fact. Also, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
          Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
          investors.
Item 19. Exhibits
Exhibit 13.1, page 77

2. Please ensure future filings include the correct name of the CEO. The name in the forepart of the certification does not match the name of the current CEO and signer.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing